Exhibit 99.1

6.9 MW Brooklyn Project in Development by SolarBank in Nova Scotia, Canada

900 Homes Expected to be Powered by this Community Solar Project

Toronto, Ontario, May 27, 2025 — SolarBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: GY2) (“SolarBank” or the “Company”) is pleased to provide an update on its plans to develop a ground-mount solar power project known as the Brooklyn project (the “Project”) totalling 6.9 MW DC located in Nova Scotia. The Project is owned by AI Renewable Fund and SolarBank is the developer and builder for the projects at a total estimated cost of with a total cost of $13.9M. SolarBank will partner with local Nova Scotia firm, Trimac Engineering, to deliver the Project.

“As the project developer, we are excited to work alongside our local partner Trimac Engineering and the province’s dedicated team to help bring clean, affordable energy to communities across Nova Scotia.” Said Richard Lu, President and CEO of SolarBank, “With over a decade of proven experience in solar development and operations—including community solar, commercial and industrial installations, and other government-led initiatives—SolarBank brings the expertise needed to the successful implementation of Nova Scotia’s Community Solar projects.”

The Project is being developed under the Nova Scotia Community Solar Program (CSP), the first CSP in Canada, supporting Nova Scotia’s commitment to 80% renewable energy by 2030 and reaching net-zero by 2035. The program aims to add 100 MW of solar generation to the grid to help reduce reliance on fossil fuels, mitigate climate change and foster local economic growth. The clean energy generated by community solar projects feeds directly into the local electricity grid. Depending on the size and number of panels a community solar project has, renters, and business or homeowners can earn credits on their electric bill and save $0.02/kWh from the electricity that is generated by a project. So far, the NS CSP has only granted three CSP Contracts, totalling 7.05MW AC. AI Renewable won two Contracts, size of 6.5MW AC, as a result of the Company’s solar development expertise.

By subscribing to a project, community members can access the benefits of renewable energy without having to install panels on their building or land. With a secured site lease in place, the Company will continue to work to complete the permitting process of the Project. For the rest of 2025, the Company will complete the interconnection project with Nova Scotia Power Inc., lead in-depth engineering studies, and complete the solar design. Construction is expected to begin in Spring of 2026, followed by completion in the Summer of 2026.

There are several risks associated with the development of the Project. The development of any project is subject to receipt of interconnection approval, receipt of a community solar contract, required permits, the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the Projects and statements made in this press release.

The Company also announces a shares for services arrangement with an arm’s length third party advisor (the “Advisor”), pursuant to which the Company will issue common shares of the Company in satisfaction of ongoing advisory services (the “Services”) provided by Advisor (the “Shares for Services”) pursuant to an agreement entered into on June 10, 2022 (the “Agreement”).

Under the Agreement, the deemed price of the common shares to be issued is to be calculated using the closing price of the Company’s common shares on the last trading day of each calendar month for the Services provided during such month. The monthly dollar value of common shares issuable is $35,000 USD. The Advisor also receives $35,000 USD in cash compensation per month. Subject to the attainment of certain financial milestones, the value of each of the cash and share consideration could increase to $100,000 USD per month. The Agreement has a remaining term of two years and 11 months, provided that it will automatically renew for subsequent one year terms. During any renewal term, the Agreement may be terminated on 60 days prior written notice.

The services provided by the Advisor include introductions to strategic relationships, business development services, assistance with recruiting personnel, assistance with public relations, providing advice on financial and corporate strategy and advisory services related to potential corporate transactions. The Company has also agreed to reimburse the Advisor for all reasonable out of pocket costs, charges and expenses, including travel incurred in the performance of the Services.

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar, Battery Energy Storage System (BESS) and EV Charging projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power projects mentioned in this press release; the number of homes expected to be powered; the receipt of interconnection approval, permits and financing to be able to construct the Projects; the receipt of incentives for the Projects; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.